FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 12, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

12 May 2020

The Royal Bank of Scotland Group plc Q1 2020 Pillar 3 Supplement
NatWest Holdings Group Q1 2020 Pillar 3 Supplement

The Royal Bank of Scotland Group plc and NatWest Holdings Group today announce the publication of their Q1 2020 Pillar 3 Supplement, which are available on the RBS website at
https://investors.rbs.com/reports-archive/2020.aspx

For further information, please contact

RBS Investor Relations
Investor.relations@rbs.com
+44 207 672 1758

RBS Media Relations
+44 131 523 4205

12 May 2020

LEI:
2138005O9XJIJN4JPN90 - The Royal Bank of Scotland Group plc
213800GDQMMREYFLQ454 - NatWest Holdings Limited

Date: 12 May 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary